FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August 2004
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x...        Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes .....          No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Embargoed Release: 14:30 on 11 August 2004
COMBINATION OF GOLD FIELDS' INTERNATIONAL ASSETS WITH
IAMGOLD TO CREATE A MAJOR NEW GOLD PRODUCER
Toronto, Canada and Johannesburg, South Africa, August 11, 2004 - Gold Fields Limited (JSE, NYSE:GFI) ("Gold Fields") and IAMGOLD Corporation, (TSX:IMG; AMEX:IAG) ("IAMGOLD") today announced that they have agreed to combine the international assets of Gold Fields located outside the Southern African Development Community ("SADC") with IAMGOLD in exchange for Gold Fields receiving IAMGOLD shares, to create one of the world's largest gold producers. Following the completion of the transaction, Gold Fields will own approximately 70 percent of the fully diluted equity of the enlarged company. Existing IAMGOLD shareholders will own the remaining 30 percent of the company, and will also receive a special cash dividend of Cdn$0,50 per share at completion of the transaction. The enlarged company will become the fourth largest North American gold producer and the seventh largest gold producer worldwide.
Following completion of the transaction, IAMGOLD will be renamed "GOLD FIELDS INTERNATIONAL LIMITED" ("GOLD FIELDS INTERNATIONAL") and will become an international growth vehicle for Gold Fields and IAMGOLD shareholders outside of the SADC region.
Conference Call / Presentation / Webcast
A joint and simultaneous market presentation and webcast by Gold Fields and IAMGOLD executives is scheduled for Wednesday, August 11, 2004 at 17.00 pm South Africa time, 16.00 pm London time and 11.00 am Toronto Time.

For those who can attend the conference call and market presentation in person, the Johannesburg presentation will be at the Sandton Convention Centre, Committee Room 2, Level 4, Maude Street, Sandown and the Toronto presentation at the Royal York Hotel, Territories Room, 100 Front Street West, Toronto.

The conference call and market presentation will be webcast live onto the Gold Fields and IAMGOLD web pages, at
www.goldfields.co.za
or www.iamgold.com.

In South Africa the market presentation will be broadcast live on Summit TV.
Key attributes of GOLD FIELDS INTERNATIONAL
  Anticipated production of approximately 2 million ounces in 2005, projected to increase to approximately 2.4 million gold equivalent ounces in 2007
  Proven and probable attributable gold reserves of 14.6 million ounces, measured and indicated resources (including reserves) of 25.9 million ounces, and additional inferred resources of 9.9 million ounces
  Strong pipeline of near-term development projects and a portfolio of attractive advanced-stage exploration projects
  Unhedged production and reserves
  Geographically diversified asset base including operations and projects in Australia, West Africa, Europe and the Americas
  Strong balance sheet with approximately US$350 million in cash and bullion, together with a further US$95 million in realized currency gains to be received in cash over the next 18 months; anticipated operating cash flow in financial year 2005 of approximately US$265 million, assuming a gold price of US$400 per ounce
  Experienced management team drawn from Gold Fields and IAMGOLD with established international mine development and operating track records
  Listings on the Toronto Stock Exchange and the American Stock Exchange, with good liquidity and access to capital markets
Chris Thompson, Chairman of Gold Fields, commented, "We are tremendously excited by the creation of this enlarged company which combines our non-SADC assets with IAMGOLD's quality asset base. The transaction will position GOLD FIELDS INTERNATIONAL as a competitive global industry player with the ability to pursue growth organically at its existing operations, to develop its impressive portfolio of projects in the near term, and to advance its exploration pipeline. With its high quality assets, cash reserves, experienced management, critical mass and direct access to international capital markets, GOLD FIELDS INTERNATIONAL will be in a strong position to take advantage of any other opportunities as they emerge."
Joseph Conway, President and CEO of IAMGOLD said, "Over the previous weeks, and in response to the unsolicited offer from Golden Star Resources, management has worked closely with the special committee of the Board and RBC Capital Markets to identify the best opportunity to maximize value for IAMGOLD shareholders. This transaction is clearly accretive to IAMGOLD shareholders along a number of valuation metrics. Furthermore, it delivers on IAMGOLD's previously stated strategic objectives of growing its share of gold production and diversifying its operating base. The board and management of IAMGOLD have concluded that this combination is superior to any of the other proposals received or currently on the table and should result in the creation of sustainable value for shareholders. In addition, the board of IAMGOLD has received the opinion of RBC Capital Markets that, as at the date hereof, the consideration under the transaction is fair from a financial point of view to IAMGOLD."
Ian Cockerill, Chief Executive Officer of Gold Fields, added, "GOLD FIELDS INTERNATIONAL will now become the vehicle through which Gold Fields will pursue its well established international growth strategy outside of the SADC region. Through our shareholding in GOLD FIELDS INTERNATIONAL, shareholders of Gold Fields will continue to benefit from further value creation through international growth, whilst Gold Fields investment in North American listed GOLD FIELDS INTERNATIONAL will better reflect the true value of our international assets outside of the SADC region. The management of Gold Fields remains focused on the continued release of value from our South African and SADC region assets and on maintaining our position as a preeminent South African gold producer."
Transaction Structure
IAMGOLD will purchase the assets of Gold Fields located outside of the SADC region by the issuance of 351,690,218 ordinary shares, which have a market value of approximately US$2,1 billion based on IAMGOLD's volume weighted share price over the 20 trading days to August 10, 2004. The issue of these shares will result in Gold Fields holding approximately 70 percent of the enlarged company with the remaining 30 percent held by IAMGOLD shareholders. The number of shares to be issued will be subject to adjustment based on the total cash contributed by Gold Fields to the ongoing capital expenditure programs of the assets to be acquired by IAMGOLD from and after June 24, 2004 through closing. This adjustment will be made based on the 20-day average trading price of IAMGOLD shares prior to closing and is capped at US$50 million. The transaction is subject to the approval of the majority of shareholders of both Gold Fields and IAMGOLD, as well as regulatory approvals and third party consents. An information circular is expected to be delivered to shareholders in the coming weeks upon which a date for shareholder meetings will be announced. The transaction is anticipated to close prior to the end of this calendar year.
Special dividend
At completion, IAMGOLD shareholders (other than Gold Fields) will receive a special cash dividend of Cdn$0,50 per share. The aggregate value of this payment will be approximately C$75 million (US$57 million).

Exchange control clearances obtained
Gold Fields has received approval for the transaction from the South African Reserve Bank ("SARB") on the basis that:
At all times Gold Fields maintains a shareholding of at least 50,1 percent in GOLD FIELDS INTERNATIONAL
Gold Fields, in order to maintain a shareholding of at least 50,1 percent in GOLD FIELDS INTERNATIONAL, will be permitted, subject to the approval of the SARB on a case-by-case basis, to follow its rights in any equity capital market fund raising by GOLD FIELDS INTERNATIONAL by using funds sourced from within South Africa, provided that:
(i)
funds sourced from within South Africa are to be applied towards capital expenditure on a specific project or towards the funding of any corporate acquisition of GOLD FIELDS INTERNATIONAL;
(ii) the requirements as set out below are complied with; and
(iii)
the financing of the following of such rights must be done within the foreign direct investment limits or other exchange control policy parameters prevailing at such time;
GOLD FIELDS INTERNATIONAL will be permitted to pursue subsequent corporate acquisitions or projects without seeking prior approval from the SARB on the following terms:
(i)
the acquisition or project should be in the same line of business that IAMGOLD is currently pursuing - i.e. gold mining as well as platinum group metals. However, in some cases copper and other base metals could be by-product revenue to the main process of mining for gold and platinum group metals;
(ii)
any acquisition or project that is pursued would also be subject to GOLD FIELDS INTERNATIONAL maintaining an ownership interest of at least 50,1 percent therein;
(iii)
any financing arrangements relating to such acquisitions must be without recourse to South Africa;
(iv)
any acquisition or project pursued by GOLD FIELDS INTERNATIONAL should result in a benefit to South Africa over the longer term. Over and above the normal benefits in terms of added value through such acquisitions or projects, Gold Fields has agreed to use its reasonable commercial endeavours to source technical skills from South Africa in developing any acquisitions, consider procurement opportunities from South Africa and investigate the possibility of providing employment opportunities in areas where specific expertise is required and is available; and
(v)
Gold Fields is required to report back to the SARB after any acquisition, giving full details of the acquisition and the financing mechanisms and details of the specific benefits accruing to South Africa.
The SARB has agreed to allow the annual earnings of GOLD FIELDS INTERNATIONAL to be retained offshore to the extent required for working capital, funds for expansion programmes and projects, corporate acquisitions and debt servicing. In this regard Gold Fields is required to report annually to SARB on GOLD FIELDS INTERNATIONAL's requirements.
Overview of Gold Fields International
GOLD FIELDS INTERNATIONAL will have interests in six operating mines; four in West Africa (Tarkwa and Damang in Ghana, Sadiola and Yatela in Mali) and two in Australia (St. Ives and Agnew). In addition, GOLD FIELDS INTERNATIONAL will have two near-term greenfield development projects located in Finland (Arctic Platinum) and, subject to completion of Gold Fields' acquisition thereof, Peru (Cerro Corona), along with various royalty interests and an attractive portfolio of advanced-stage exploration projects in Latin America, Australia, China and Africa.
Management and Board of Gold Fields International
Subject to formal process, it is anticipated that Gordon R. Parker will resign from the current Gold Fields board to become Chairman of GOLD FIELDS INTERNATIONAL. Mr. Parker is the former Chairman and CEO of Newmont Mining. Similarly Chris Thompson will resign from his post as Chairman of Gold Fields to become President and CEO of the new company. William Pugliese, current Chairman of IAMGOLD, will become Deputy Chairman.
Alan Wright, currently Deputy Chairman of Gold Fields, is anticipated to succeed Mr. Thompson as Chairman of Gold Fields. Other key appointments to the management of GOLD FIELDS INTERNATIONAL will include John Munro as Chief Operating Officer, Grant Edey from IAMGOLD as head of the finance function and Craig Nelsen will head Exploration and Corporate Development.
The number of directors of the new company will be limited to ten with three nominees from the IAMGOLD board and seven to come from Gold Fields. The list will include some prominent Canadian nationals.

The Gold Fields' nominees will include Ian Cockerill and Nick Holland, currently CEO and CFO, respectively, of Gold Fields. GOLD FIELDS INTERNATIONAL will retain the current IAMGOLD listings on the Toronto and American Stock Exchanges.
Conference call participants can access and follow the slides to be used for the conference call from the Gold Fields and IAMGOLD web pages.
Gold Fields web site:
www.goldfields.co.za
IAMGOLD website:
www.iamgold.com
Cautionary Statements
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995 Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Such forward-looking statements, including but not limited to those with respect to the price of gold, the timing and amount of estimated future production, costs of production, estimated operating results, reserve determination and reserve conversion rates, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of IAMGOLD or Gold Fields to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, risks related to the integration of acquisitions, increased production costs, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, currency devauations, labour disruptions; changes in government regulations, particularly environmental regulations, changes in exchange rates, inflation and other macro-economic factors, as well as those factors discussed in the section entitled "Risk Factors" in the Form 40-F for IAMGOLD and the Form 20-F for Gold Fields as on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although IAMGOLD and Gold Fields have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These forward-looking statements speak only as of the date of this document.
Investors are advised that National Policy 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Investors and securities holders should refer to the annual information form of IAMGOLD, for the year ended December 31, 2003, and material change reports filed by IAMGOLD since January 1, 2003 available at www.sedar.com, for this detailed information with respect to IAMGOLD , which is subject to the qualifications and notes set forth therein. United States investors are advised that while the terms "measured" and "indicated" resources are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

As required by the JSE Securities Exchange in South Africa, a Cautionary Announcement has been issued by Gold Fields via SENS and will be reproduced in the South African Press. A slide presentation summarizing the transaction will be made available on the Gold Fields and IAMGOLD web sites directly before the conference call. The full text of Gold Fields' Cautionary Announcement can also be found on its web site: www.goldfields.co.za
Enquiries
Gold Fields:
IAMGOLD:
Willie
Jacobsz
Tom
Atkins
+27 11 644-2460
+1 416 360 4710
toll-free
+1
888
IMG
9999
Cheryl Martin
+1 303 796-8683
Additional Information for Editors
IAMGOLD Corporation
IAMGOLD is a leading gold mining exploration and development company. Its principal assets, located in West Africa, include a 38 percent stake in the Sadiola Gold Mine, a 40 percent stake in the Yatela Gold Mine, both located in Mali, and an 18.9 percent stake in the Tarkwa/Damang complex in Ghana. The combined annual expected gold production from these properties for 2004 is expected to be approximately 420,000 ounces. IAMGOLD also has a diverse royalty portfolio, which includes a 1 percent royalty interest in the Diavik Diamond Project in Canada. IAMGOLD is listed on both the Toronto Stock Exchange and the American Stock Exchange.
Gold Fields Limited
Gold Fields is one of the world's largest unhedged gold companies with annual gold production of approximately 4.2 million ounces for the financial year ended 30 June 2004, with proven and probable gold reserves of 81 million ounces and mineral resources of 186 million ounces as at 30 June 2003. Gold Fields has operations in South Africa, Australia and Ghana (West Africa) and has an exciting growth project pipeline. This includes a geographically diverse exploration portfolio as well as the Arctic Platinum Project, an advanced stage PGM project in Northern Finland and the Cerro Corona Copper/Gold Project in Peru and subject to completion of this transaction. Gold Fields has its primary listing on the JSE Securities Exchange South Africa with secondary listings on the London Stock Exchange, Euronext Paris and the SWX Swiss exchanges. The company's American Depositary shares are listed on the New York Stock Exchange, where they trade under the symbol `GFI' and its International Depository Shares are listed on Euronext Brussels.
Southern African Development Community
The Southern African Development Community ("SADC") includes 14 member states, namely Angola, Botswana, Democratic Republic of Congo, Lesotho, Malawi, Mauritius, Mozambique, Namibia, Seychelles, South Africa, Swaziland, United Republic of Tanzania, Zambia and Zimbabwe.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title: Senior Vice President:
Investor Relations and Corporate Affairs
Date: 12 August 2004